B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2021
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020

Gold revenue	$510,859	$487,166	$1,236,151	$1,309,403

Cost of sales
Production costs	(130,770)	(104,892)	(374,695)	(293,435)
Depreciation and depletion	(111,768)	(77,090)	(256,304)	(223,284)
Royalties and production taxes	(33,154)	(33,545)	(84,351)	(90,510)
Total cost of sales	(275,692)	(215,527)	(715,350)	(607,229)

Gross profit	235,167	271,639	520,801	702,174

General and administrative	(10,410)	(8,770)	(31,026)	(27,020)
Share-based payments (Note 9)	(5,996)	(4,313)	(15,835)	(15,400)
Reversal of impairment of long-lived assets	—	174,309	—	174,309
Write-down of mineral property interests	—	(11,451)	—	(11,451)
Community relations	(855)	(690)	(2,169)	(4,916)
Foreign exchange losses	(2,718)	(3,669)	(3,758)	(8,002)
Share of net income of associate	3,851	10,877	13,198	13,512
Other	(563)	(1,000)	(3,972)	(5,428)
Operating income	218,476	426,932	477,239	817,778

Interest and financing expense	(3,112)	(3,389)	(9,057)	(12,957)
Gains (losses) on derivative instruments	5,484	(721)	23,024	(12,133)
Other	43	1,058	159	1,987
Income from operations before taxes	220,891	423,880	491,365	794,675

Current income tax, withholding and other taxes (Note 13)	(83,024)	(84,552)	(174,620)	(230,251)
Deferred income tax expense (Note 13)	(2,996)	(62,289)	(9,060)	(66,416)
Net income for the period	$134,871	$277,039	$307,685	$498,008

Attributable to:
Shareholders of the Company	$123,110	$262,868	$283,122	$459,601
Non-controlling interests (Note 10)	11,761	14,171	24,563	38,407
Net income for the period	$134,871	$277,039	$307,685	$498,008

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.12	$0.25	$0.27	$0.44
Diluted	$0.12	$0.25	$0.27	$0.44

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,054,747	1,046,973	1,053,127	1,040,911
Diluted	1,060,687	1,063,818	1,061,756	1,055,609
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020

Net income for the period	$134,871	$277,039	$307,685	$498,008

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Unrealized (loss) gain on investments	(2,807)	2,875	(3,446)	3,400
Other comprehensive (loss) income for the period	(2,807)	2,875	(3,446)	3,400
Total comprehensive income for the period	$132,064	$279,914	$304,239	$501,408

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(2,807)	$2,875	$(3,446)	$3,400
Non-controlling interests	—	—	—	—
	$(2,807)	$2,875	$(3,446)	$3,400

Total comprehensive income attributable to:
Shareholders of the Company	$120,303	$265,743	$279,676	$463,001
Non-controlling interests	11,761	14,171	24,563	38,407
	$132,064	$279,914	$304,239	$501,408

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
Operating activities
Net income for the period	$134,871	$277,039	$307,685	$498,008
Mine restoration provisions settled	—	—	—	(208)
Non-cash charges, net (Note 14)	122,258	(29,744)	265,304	149,323
Changes in non-cash working capital (Note 14)	57,871	52,575	(113,107)	112,876
Changes in long-term value added tax receivables	5,283	136	(2,061)	(6,044)
Cash provided by operating activities	320,283	300,006	457,821	753,955

Financing activities
Revolving credit facility drawdowns (Note 8)	—	—	—	250,000
Repayment of revolving credit facility (Note 8)	—	(425,000)	—	(450,000)
Repayment of equipment loan facilities (Note 8)	(7,236)	(5,266)	(21,806)	(20,999)
Interest and commitment fees paid	(3,967)	(2,934)	(5,700)	(10,838)
Cash proceeds from stock option exercises (Note 9)	1,943	15,670	3,777	43,135
Dividends paid (Note 9)	(42,186)	(62,852)	(126,151)	(73,220)
Principal payments on lease arrangements (Note 8)	(1,196)	(1,265)	(2,624)	(2,910)
Distributions to non-controlling interests (Note 10)	(23,177)	—	(32,411)	—
Restricted cash movement	293	(1,047)	792	1,231
Cash used by financing activities	(75,526)	(482,694)	(184,123)	(263,601)

Investing activities
Expenditures on mining interests:
Fekola Mine	(27,961)	(29,186)	(54,078)	(155,659)
Masbate Mine	(7,023)	(10,132)	(20,365)	(19,422)
Otjikoto Mine	(19,371)	(19,044)	(59,337)	(41,696)
Gramalote Project	(9,200)	(2,450)	(16,669)	(15,574)
Other exploration and development (Note 14)	(13,944)	(11,274)	(39,368)	(32,521)
Purchase of common shares of associate (Note 6)	—	—	(5,945)	—
Funding of reclamation accounts	(1,071)	(8,697)	(4,570)	(8,697)
Non-refundable deposit received on Toega Property (Note 6)	—	—	—	9,000
Other	2,071	(884)	(1,452)	561
Cash used by investing activities	(76,499)	(81,667)	(201,784)	(264,008)

Increase (decrease) in cash and cash equivalents	168,258	(264,355)	71,914	226,346

Effect of exchange rate changes on cash and cash equivalents	(3,892)	2,146	(5,092)	(1,482)
Cash and cash equivalents, beginning of period	382,141	627,669	479,685	140,596
Cash and cash equivalents, end of period	$546,507	$365,460	$546,507	$365,460

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2021	As at December 31, 2020
Assets
Current
Cash and cash equivalents	$546,507	$479,685
Accounts receivable, prepaids and other (Note 4)	36,356	21,306
Value-added and other tax receivables	25,687	11,797
Inventories (Note 5)	269,795	238,055
Assets classified as held for sale (Note 6)	97,188	11,855
	975,533	762,698

Value-added tax receivables	37,214	35,383
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries and joint operations	2,206,136	2,387,020
Investments in associates	100,119	76,235
Other assets (Note 7)	79,998	76,496
Deferred income taxes	5,311	24,547
	$3,404,311	$3,362,379
Liabilities
Current
Accounts payable and accrued liabilities	$87,623	$89,062
Current income and other taxes payable	77,585	154,709
Current portion of long-term debt (Note 8)	28,779	34,111
Other current liabilities	1,078	8,211
Liabilities associated with assets held for sale (Note 6)	4,456	—
	199,521	286,093

Long-term debt (Note 8)	54,970	75,911
Mine restoration provisions	94,818	104,282
Deferred income taxes	206,851	220,903
Employee benefits obligation	7,223	5,874
Other long-term liabilities	6,950	8,726
	570,333	701,789
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 1,055,349,741 common shares (Dec 31, 2020 – 1,051,138,175)	2,418,515	2,407,734
Contributed surplus	61,499	48,472
Accumulated other comprehensive loss	(141,979)	(138,533)
Retained earnings	412,050	254,343
	2,750,085	2,572,016
Non-controlling interests (Note 10)	83,893	88,574
	2,833,978	2,660,590
	$3,404,311	$3,362,379

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

Net income for the period	—	—	—	—	283,122	24,563	307,685
Dividends (Note 9)	—	—	800	—	(127,112)	—	(126,312)
Unrealised loss on investments	—	—	—	(3,446)	—	—	(3,446)
Shares issued on exercise of stock options (Note 9)	2,069	3,777	—	—	—	—	3,777
Shares issued on vesting of RSUs (Note 9)	2,143	6,068	(6,068)	—	—	—	—
Transactions with non-controlling interest (Note 10)	—	—	—	—	1,697	(29,244)	(27,547)
Share-based payments (Note 9)	—	—	19,231	—	—	—	19,231
Transfer to share capital on exercise of stock options	—	936	(936)	—	—	—	—

Balance at September 30, 2021	1,055,350	$2,418,515	$61,499	$(141,979)	$412,050	$83,893	$2,833,978

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

Net income for the period	—	—	—	—	459,601	38,407	498,008
Dividends (Note 9)	—	—	453	—	(73,762)	—	(73,309)
Unrealised gain on investments	—	—	—	3,400	—	—	3,400
Shares issued on exercise of stock options (Note 9)	18,095	41,635	—	—	—	—	41,635
Shares issued on vesting of RSUs (Note 9)	1,473	3,960	(3,960)	—	—	—	—
Interest on loan to non-controlling interest (Note 10)	—	—	—	—	2,746	(2,334)	412
Share-based payments (Note 9)	—	—	11,473	—	—	—	11,473
Transfer to share capital on exercise of stock options	—	18,018	(18,018)	—	—	—	—

Balance at September 30, 2020	1,049,968	$2,403,487	$46,633	$(141,671)	$127,340	$97,482	$2,533,271

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% joint operation interest in the Gramalote Project in Colombia. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Namibia, Uzbekistan and Finland. On October 25, 2021, the Company entered into an agreement to dispose of its 81% interest in the Kiaka Project.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 2, 2021.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

COVID-19 estimation uncertainty
A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in further changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4 Accounts receivable, prepaids and other

	September 30, 2021	December 31, 2020
	$	$

Supplier advances	6,262	5,208
Current portion of derivative instruments	15,537	3,252
Prepaid expenses	7,786	4,903
Other receivables	6,771	7,943
	36,356	21,306

5 Inventories

	September 30, 2021	December 31, 2020
	$	$

Gold and silver bullion	43,324	39,157
In-process inventory	11,639	7,984
Ore stock-pile inventory	79,822	71,115
Materials and supplies	135,010	119,799
	269,795	238,055

Ore stock-pile inventory includes amounts for the Fekola Mine of $59 million (December 31, 2020 - $44 million), for the Otjikoto Mine of $16 million (December 31, 2020 – $25 million), and for the Masbate Mine of $5 million (December 31, 2020 - $2 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	September 30, 2021	December 31, 2020
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,577,805	1,516,134
Accumulated depreciation and depletion	(557,610)	(416,559)
	1,020,195	1,099,575
Masbate Mine, Philippines
Cost	1,067,308	1,046,577
Accumulated depreciation and depletion	(432,177)	(361,438)
	635,131	685,139
Otjikoto Mine, Namibia
Cost	753,538	696,956
Accumulated depreciation and depletion	(429,478)	(371,138)
	324,060	325,818

Exploration and evaluation properties (pre-depletable)
Gramalote, Colombia, net of impairment	112,442	95,435
Kiaka, Burkina Faso	—	80,927
Menankoto, Mali	32,816	28,991
Bantako Nord, Mali	12,934	6,191
Ondundu, Namibia	10,846	10,701
Mocoa Royalty, Colombia	10,230	10,230
Finland Properties, Finland	10,730	9,034
Uzbekistan Properties, Uzbekistan	6,922	4,131
Other	5,876	6,688
	202,796	252,328
Corporate & other
Office, furniture and equipment, net	23,954	24,160
	2,206,136	2,387,020
Investments in associates (accounted for using the equity method)
Calibre, Nicaragua	89,433	76,235
BeMetals, Various	10,686	—
	100,119	76,235

	2,306,255	2,463,255

Menankoto

The Company, through its Malian subsidiary Menankoto SARL (“Menankoto”), is currently involved in a dispute with the Malian Government related to renewal of the Menankoto exploration permit (the “Menankoto Permit”) which it had applied for a renewal of in early February 2021. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

The Company considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Menankoto Property, which had a carrying value of $33 million. The Company conducted an impairment analysis whereby the carrying value of the Menankoto Permit was compared to an estimate of its recoverable amount which was determined to be its fair

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

value less costs of disposal (“FVLCD”). FVLCD was determined based on the weighted-average probabilities of successful return of the Menankoto Permit through available legal remedies applied to a value of the property based on recent market transactions. The Company’s analysis concluded that the carrying value of the Menankoto exploration property was not impaired.

Kiaka

Subsequent to September 30, 2021, on October 25, 2021, the Company entered into a binding agreement with West African Resources Limited (“WAF”) (the “Kiaka Agreement”), pursuant to which B2Gold agreed to sell to WAF 100% of the issued and outstanding shares of Volta Resources (Cayman) Inc., the holder of an 81% interest in the Kiaka gold project located in Burkina Faso (the “Kiaka Project”). Under the terms of the Kiaka Agreement, B2Gold will receive the following consideration (the “Kiaka Transaction”):
•cash payment of $0.45 million paid on execution of the Kiaka Agreement;
•$45 million payable on closing of the Kiaka Transaction, comprised of 50% cash and 50% in WAF ordinary shares;
•$45 million payable on the earlier of (i) commencement of construction at the Kiaka Project (provided such date will be a minimum of 6 months from the date of the Kiaka Agreement), (ii) completion of a positive feasibility study at the Kiaka Project, and (iii) October 25, 2022, in cash or WAF ordinary shares, at B2Gold’s option but subject to any required WAF shareholder approval to issue WAF ordinary shares; and
•2.7% net smelter return (“NSR”) royalty interest on the first 2,500,000 ounces of gold produced at the Kiaka Project, and a 0.45% NSR royalty interest on the next 1,500,000 ounces of gold produced at the Kiaka Project.

The closing of the Kiaka Transaction is subject to certain customary conditions, including completion of a transaction between WAF and GAMS-Mining F&I Ltd. (“GAMS”) pursuant to which WAF will acquire GAMS’ 9% interest in the Kiaka Project, and completion of the transaction under the Amended Toega Agreement (as defined below).

In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the Kiaka property meets the definition of an asset held-for-sale and has been accounted for as a disposal group held for sale at September 30, 2021. As a result, Kiaka property balances are presented as current assets held for sale (made up of $85 million of mineral property costs) and current liabilities held for sale (made up of $4 million of deferred income tax liabilities) on the Condensed Interim Consolidated Balance Sheet.

Toega

On April 28, 2020, the Company and its 10% partner GAMS entered into a definitive agreement with WAF for the sale of the Toega property located in Burkina Faso. As a result of the transaction, the Company's $9 million share of the non-refundable cash payment was credited to the carrying value of the mineral property and the remaining value of the Toega property of $12 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at September 30, 2021 and December 31, 2020.

Subsequent to September 30, 2021, on October 25, 2021, the Company entered into an amended and restated purchase agreement with WAF and GAMS (the “Amended Toega Agreement”), pursuant to which B2Gold agreed to sell to WAF 100% of the shares of Kiaka Gold SARL, the holder of the Toega gold project located in Burkina Faso (the “Toega Project”)(the original transaction was structured as a sale of assets comprising the Toega Project) and GAMS will sell its 10% beneficial interest in the Toega Project. B2Gold holds a 90% beneficial interest in the Toega Project with GAMS holding the remaining 10%. Under the terms of the Amended Toega Agreement, B2Gold will receive cash payments of $18 million ($9 million of which has been received as outlined above), and on the first 1.5 million ounces of gold produced at the Toega Project, a 2.7% NSR royalty until such time as the royalty payments total $22.5 million and thereafter a 0.45% NSR royalty interest (the “Toega Transaction”). The closing of the Toega Transaction is subject to certain customary conditions. The parties expect the Toega Transaction to be completed by the end of November 2021.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other - Kronk and BeMetals

On April 26, 2021, the Company closed the sale of the outstanding common shares of the Company's subsidiary Kronk Resources Inc. ("Kronk") to BeMetals Corp. ("BeMetals"). In exchange for its interest in Kronk, the Company received 16 million shares of BeMetals valued at $5 million. The gain on the sale of $1 million has been recorded in Other Operating Income in the Condensed Interim Consolidated Statement of Operations for the period. In connection with the transaction, the Company also purchased 17 million shares of BeMetals valued at Cdn. $0.44 per share for a total of $6 million by way of a non-brokered private placement.

Upon closing of the transactions, the Company held approximately 19% of the outstanding shares of BeMetals. As a result, the Company determined that, effective April 26, 2021, it has significant influence over the decision-making process of BeMetals as a result of its share ownership and having executives of the Company sit on BeMetals' Board of Directors. Therefore, the Company is using the equity basis of accounting to account for this investment and has included its investment in BeMetals in Mining Interests. The Company adjusts BeMetals financial results, where appropriate, to give effect to uniform accounting policies.

7 Other assets

	September 30, 2021	December 31, 2020
	$	$

Low-grade stockpile	32,705	28,322
Reclamation deposits	22,986	19,099
Debt service reserve accounts (Note 8)	8,855	9,805
Long-term investments	5,908	9,354
Deferred financing costs	3,761	5,449
Derivative instruments at fair value	4,079	1,348
Other	1,704	3,119
	79,998	76,496

8 Long-term debt

	September 30, 2021	December 31, 2020
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	49,233	71,261
Masbate equipment loan facility (net of unamortized transaction costs)	4,712	7,254
Lease liabilities	29,804	31,507
	83,749	110,022

Less: current portion	(28,779)	(34,111)
	54,970	75,911

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the nine months ended September 30, 2021 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2020	78,515	31,507	110,022
Lease liabilities incurred	—	258	258
Repayments	(21,806)	(2,624)	(24,430)
Foreign exchange gains	(3,289)	(198)	(3,487)
Non-cash interest and financing expense	525	861	1,386
Balance at September 30, 2021	53,945	29,804	83,749

Less current portion	(24,362)	(4,417)	(28,779)
	29,583	25,387	54,970

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at September 30, 2021, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2021, the Company was in compliance with these debt covenants.

Fekola equipment loan facilities

For the first Fekola equipment facility, the Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2021, the balance in the DSRA was Euro 8 million ($9 million equivalent). There is no requirement to maintain a DSRA for the second Fekola equipment facility.

9 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2021, the Company had 1,055,349,741 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

On March 16, 2021, the Company paid a dividend of $0.04 per share totaling $42 million. On June 30, 2021, the Company paid a second dividend of $0.04 per share totaling $42 million. On September 29, 2021, the Company paid a dividend of $0.04 per share totaling $42 million. On March 23, 2020, the Company paid a dividend of $0.01 per share totaling $10 million. On July 7, 2020, the Company paid a dividend of $0.02 per share totaling $21 million. On September 30, 2020, the Company paid a dividend of $0.04 per share totaling $43 million.

During the nine months ended September 30, 2021, approximately 19 million stock options were granted to employees with exercise prices ranging from Cdn. $4.34 to Cdn. $6.30 per share. These stock options have a term of up to five years and vest over a period of up to five years. The estimated fair value when granted of these options, totalling $23 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.6%, an expected life of approximately 3 years, an expected volatility of approximately 50% and a dividend yield rate of approximately 4%.

For the three and nine months ended September 30, 2021, share-based payments expense relating to the vesting of stock options, was $3 million and $10 million, respectively, (2020 - $1 million and $5 million, respectively). For the three and nine months ended September 30, 2021, the Company issued 1 million and 2 million shares, respectively, for proceeds of $2 million and $4 million, respectively, upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $5.83. As at September 30, 2021, 34 million stock options were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000's)	(in Cdn. $)

Outstanding at December 31, 2020	16,853	3.56
Granted	19,461	5.45
Exercised	(2,068)	2.29
Forfeited or expired	(300)	3.36
Outstanding at September 30, 2021	33,946	4.72

For the three and nine months ended September 30, 2021, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $1 million and $4 million, respectively (2020 - $2 million and $5 million, respectively). During the nine months ended September 30, 2021, the Company issued 2 million shares on the vesting of RSUs.

During the nine months ended September 30, 2021, the Company granted 1 million RSUs to employees of the Company. One-third of the RSUs vest one year from the grant date, another third vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSUs granted was approximately $7 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

As at September 30, 2021, 4 million RSUs were outstanding.

For the three and nine months ended September 30, 2021, share-based payments expense relating to the vesting of performance share units ("PSUs") was $1 million and $3 million, respectively (2020 - $0 million and $1 million, respectively).

During the nine months ended September 30, 2021, the Company granted 1 million PSUs to employees of the Company. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2021 to December 31, 2023. The estimated fair value when granted of $7 million is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 32% to 99% for the group, a Canadian risk-free annual interest rate of 0.81%, and a United States risk-free annual interest rate of 0.35%.

As at September 30, 2021, 3 million PSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020

Net income and diluted net income (attributable to shareholders of the Company)	123,110	262,868	$283,122	459,601

Basic weighted average number of common shares outstanding (in thousands)	1,054,747	1,046,973	1,053,127	1,040,911

Effect of dilutive securities:
Stock options	3,429	10,717	5,976	8,945
Restricted share units	1,320	2,740	1,462	2,365
Performance share units	1,191	3,388	1,191	3,388
Diluted weighted average number of common shares outstanding (in thousands)	1,060,687	1,063,818	1,061,756	1,055,609

Earnings per share (attributable to shareholders of the Company)
Basic	$0.12	$0.25	$0.27	$0.44
Diluted	$0.12	$0.25	$0.27	$0.44

10 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2020	51,992	16,302	20,727	(447)	88,574
Share of net income	20,652	(78)	3,706	283	24,563
Distributions to non-controlling interest	(22,011)	—	(5,366)	—	(27,377)
Purchase of non-controlling interest	—	—	—	1,099	1,099
Non-controlling interest associated with mineral properties sold (Note 6)	—	—	—	(736)	(736)
Interest on loan to non-controlling interest	(2,381)	—	—	—	(2,381)
Other	—	—	151	—	151
Balance at September 30, 2021	48,252	16,224	19,218	199	83,893

Included in distributions to non-controlling interest on the Condensed Interim Consolidated Statements of Cash Flows is $5 million that was accrued at December 31, 2020 (Note 14).

11 Derivative financial instruments

Fuel derivatives

During the nine months ended September 30, 2021, the Company entered into additional forward contracts for the purchase of 26,895,000 litres of fuel oil and 25,122,000 litres of gas oil with settlements scheduled between February 2022 and July 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at September 30, 2021:

	2021	2022	2023	Total
Forward – fuel oil:
Litres (thousands)	12,671	43,882	15,265	71,818
Average strike price	$0.27	$0.30	$0.34	$0.30

Forward – gas oil:
Litres (thousands)	12,258	40,171	14,938	67,367
Average strike price	$0.33	$0.37	$0.43	$0.38

Collars - fuel oil:
Litres (thousand)	1,010	—	—	1,010
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - gas oil:
Litres (thousand)	715	—	—	715
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57

The unrealized fair value of these contracts at September 30, 2021 was $20 million.

Subsequent to September 30, 2021, the Company entered into contracts for a further 6,027,000 litres of fuel oil for delivery between July and September 2023 at a price of $0.42 per litre.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. The final contracts were settled in July 2021 and no swaps remain outstanding.

12 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2021, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2021		As at December 31, 2020
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	5,908	—	9,354	—
Fuel derivative contracts (Note 11)	—	19,616	—	4,600
Interest rate swaps (Note 11)	—	—	—	(2,059)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the Company's fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

13 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
	$	$	$	$

Income from operations before taxes	220,891	423,880	491,365	794,675
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	59,641	114,448	132,669	214,562

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	10,838	19,819	20,785	39,431
Change in income tax rates	—	—	(20,144)	—
Future withholding tax	1,900	24,000	9,300	24,000
Non-deductible expenditures	8,840	3,700	21,525	19,985
Use of losses and temporary differences not previously recognised	(794)	—	(5,216)	—
Losses for which no tax benefit has been recorded	(151)	3,201	—	11,323
Benefit of optional tax deductions	(6,182)	(4,899)	(15,283)	(11,182)
Current withholding tax	2,012	656	20,889	3,497
Change due to foreign exchange	11,113	(14,139)	20,275	(5,290)
Non-taxable portion of gains	(520)	(1,543)	(1,782)	(1,899)
Change in accruals for tax audits	—	1,600	—	2,600
Amounts (over) under provided in prior years	(677)	(2)	662	(360)
Income tax expense	86,020	146,841	183,680	296,667

Current income tax, withholding and other taxes	83,024	84,552	174,620	230,251
Deferred income tax expense	2,996	62,289	9,060	66,416
Income tax expense	86,020	146,841	183,680	296,667

Included in current income tax expense for the three and nine months ended September 30, 2021 is $12 million and $25 million, respectively (2020 - $15 million and $38 million, respectively), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
	$	$	$	$

Depreciation and depletion	111,768	77,090	256,304	223,284
Share-based payments (Note 9)	5,996	4,313	15,835	15,400
Reversal of impairment of long-lived assets	—	(174,309)	—	(174,309)
Write-down of mineral property interests	—	11,451	—	11,451
Share of net income of associate	(3,851)	(10,877)	(13,198)	(13,512)
Non-cash interest and financing expense	4,610	2,705	7,616	10,733
Unrealized (gains) losses on derivative instruments	(2,532)	(1,185)	(17,076)	2,823
Deferred income tax expense (Note 13)	2,996	62,289	9,060	66,416
Other	3,271	(1,221)	6,763	7,037
	122,258	(29,744)	265,304	149,323

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
	$	$	$	$

Accounts receivable and prepaids	7,269	3,875	(2,765)	5,207
Value-added and other tax receivables	6,208	7,105	(31,776)	6,423
Inventories	4,075	(6,598)	(15,939)	(22,925)
Accounts payable and accrued liabilities	7,783	(129)	(3,537)	(6,664)
Current income and other taxes payable	32,536	48,322	(59,090)	130,835
	57,871	52,575	(113,107)	112,876

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
	$	$	$	$

Fekola Mine, exploration	(2,096)	(4,113)	(9,323)	(9,154)
Masbate Mine, exploration	(1,446)	(2,217)	(3,871)	(5,845)
Otjikoto Mine, exploration	(1,257)	(698)	(2,846)	(1,721)
Kiaka Project, exploration	(588)	(1,243)	(3,639)	(2,598)
Menankoto, exploration	(1,123)	(275)	(4,087)	(3,438)
Bantako Nord, exploration	(2,934)	(460)	(6,568)	(2,624)
Ondundu Project, exploration	(44)	(430)	(144)	(773)
Finland Properties, exploration	(938)	(643)	(1,696)	(1,441)
Uzbekistan Properties, exploration	(1,156)	(15)	(2,624)	(1,050)
Other	(2,362)	(1,180)	(4,570)	(3,877)
	(13,944)	(11,274)	(39,368)	(32,521)
Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2021	For the three months ended Sept. 30, 2020	For the nine months ended Sept. 30, 2021	For the nine months ended Sept. 30, 2020
	$	$	$	$

Interest on loan to non-controlling interest	944	875	2,801	2,746
Share-based payments, capitalized to mineral property interests	536	64	1,712	383
Change in current liabilities relating to mineral property expenditures	4,906	3,173	2,528	2,456
Foreign exchange gain (loss) on Fekola equipment loan facilities	1,174	(1,634)	3,289	(1,562)
Change in accrued distributions to non-controlling interests	(19,811)	—	(5,034)	—
Share consideration received on sale of Kronk	—	—	4,741	—

For the three and nine months ended September 30, 2021, the Company paid $37 million and $234 million, respectively, of current income tax, withholding and other taxes in cash (2020 - $44 million and $101 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Segmented information

The Company’s reportable operating segments for 2021 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project, Calibre and BeMetals. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	288,306	117,795	104,758	—	—	510,859
Production costs	68,525	36,177	26,068	—	—	130,770
Depreciation & depletion	53,858	27,026	30,884	10	671	112,449
Net income (loss)	70,045	46,353	21,133	3,900	(6,560)	134,871
Capital expenditures	30,057	8,469	20,628	18,346	(1,640)	75,860
Total assets	1,319,807	778,518	458,595	417,324	430,067	3,404,311

	For the three months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	309,147	89,154	88,865	—	—	487,166
Production costs	54,531	30,698	19,663	—	—	104,892
Depreciation & depletion	42,917	14,389	19,784	—	243	77,333
Reversal of impairment of long-lived assets	—	174,309	—	—	—	174,309
Net income (loss)	111,255	151,999	21,219	1,560	(8,994)	277,039
Capital expenditures	33,299	12,349	19,742	6,696	—	72,086
Total assets	1,407,351	806,570	469,141	329,627	169,745	3,182,434

	For the nine months ended September 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	712,302	325,627	198,222	—	—	1,236,151
Production costs	195,873	108,510	70,312	—	—	374,695
Depreciation & depletion	131,761	71,620	52,923	42	1,776	258,122
Net income (loss)	158,771	114,316	33,535	12,151	(11,088)	307,685
Capital expenditures	63,401	24,236	62,183	39,998	1,570	191,388
Total assets	1,319,807	778,518	458,595	417,324	430,067	3,404,311

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	834,553	239,148	235,702	—	—	1,309,403
Production costs	142,852	93,909	56,674	—	—	293,435
Depreciation & depletion	123,606	39,566	60,112	—	704	223,988
Reversal of impairment of long-lived assets	—	174,309	—	—	—	174,309
Net income (loss)	311,808	190,673	41,653	3,777	(49,903)	498,008
Capital expenditures	164,813	25,267	43,417	31,899	61	265,457
Total assets	1,407,351	806,570	469,141	329,627	169,745	3,182,434
The Company’s mining interests are located in the following geographical locations:

	September 30, 2021	December 31, 2020
	$	$
Mining interests
Mali	1,066,185	1,134,868
Philippines	635,438	685,139
Namibia	335,258	336,897
Colombia	122,672	105,665
Burkina Faso	—	81,382
Nicaragua	89,433	76,235
Canada	23,954	24,160
Finland	10,730	9,034
Other	22,585	9,875
	2,306,255	2,463,255

16 Commitments

As at September 30, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $7 million related mobile equipment, $5 million for major overhauls, $2 million related to the tailings facility expansion and $1 million for other capital projects, all of which is expected to be incurred in 2021.
•For payments at the Masbate Mine of $1 million related to tailings facility upgrades, $1 million for access to new areas in the mine plan and $1 million for other processing projects, all of which is expected to be incurred in 2021.
•For payments of $44 million for the Wolfshag underground project at the Otjikoto Mine, of which $7 million is expected to be incurred in 2021, $33 million in 2022 and $4 million in 2023. In addition, payments of $9 million for the Nampower grid connection of which $4 million is expected to be incurred in 2021 and $5 million in 2022.
•For payments at the Gramalote Project of $4 million for the Company's share of development costs, $3 million of which is expected to be incurred in 2021 and $1 million which is expected to be incurred in 2022.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the nine months ended September 30, 2021
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions	Disposals	Reclass / Mine restoration movements	Balance at Sept. 30, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals	Balance at Sept. 30, 2021	Balance at Sept. 30, 2021	Balance at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,516,134	67,065	(2,508)	(2,886)	1,577,805	(416,559)	(141,112)	61	(557,610)	1,020,195	1,099,575
Masbate	1,046,577	25,898	(284)	(4,883)	1,067,308	(361,438)	(70,952)	213	(432,177)	635,131	685,139
Otjikoto	696,956	60,508	(1,715)	(2,211)	753,538	(371,138)	(60,041)	1,701	(429,478)	324,060	325,818
	3,259,667	153,471	(4,507)	(9,980)	3,398,651	(1,149,135)	(272,105)	1,975	(1,419,265)	1,979,386	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote	95,435	17,007	—	—	112,442	—	—	—	—	112,442	95,435
Kiaka	80,927	3,965	—	(84,892)	—	—	—	—	—	—	80,927
Menankoto	28,991	3,825	—	—	32,816	—	—	—	—	32,816	28,991
Bantako Nord	6,191	6,743	—	—	12,934	—	—	—	—	12,934	6,191
Ondundu	10,701	145	—	—	10,846	—	—	—	—	10,846	10,701
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland	9,034	1,696	—	—	10,730	—	—	—	—	10,730	9,034
Uzbekistan	4,131	2,791	—	—	6,922	—	—	—	—	6,922	4,131
Other	6,688	4,370	(4,741)	(441)	5,876	—	—	—	—	5,876	6,688
	252,328	40,542	(4,741)	(85,333)	202,796	—	—	—	—	202,796	252,328

Corporate
Office, furniture & equipment	28,394	1,570	(1,506)	—	28,458	(4,234)	(1,776)	1,506	(4,504)	23,954	24,160

	3,540,389	195,583	(10,754)	(95,313)	3,629,905	(1,153,369)	(273,881)	3,481	(1,423,769)	2,206,136	2,387,020

Investments in associates (accounted for using the equity method)
Calibre	76,235	13,198	—	—	89,433	—	—	—	—	89,433	76,235
BeMetals	—	10,686	—	—	10,686	—	—	—	—	10,686	—
	76,235	23,884	—	—	100,119	—	—	—	—	100,119	76,235

	3,616,624	219,467	(10,754)	(95,313)	3,730,024	(1,153,369)	(273,881)	3,481	(1,423,769)	2,306,255	2,463,255

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2020
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass / impairment reversal / Mine restoration movements	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2020	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,322,865	192,924	(7,271)	7,616	1,516,134	(258,580)	(164,898)	6,919	(416,559)	1,099,575	1,064,285
Masbate	815,418	42,559	(629)	189,229	1,046,577	(295,616)	(66,347)	525	(361,438)	685,139	519,802
Otjikoto	638,664	73,605	(20,016)	4,703	696,956	(323,152)	(67,304)	19,318	(371,138)	325,818	315,512
	2,776,947	309,088	(27,916)	201,548	3,259,667	(877,348)	(298,549)	26,762	(1,149,135)	2,110,532	1,899,599

Exploration & evaluation properties (pre-depletable)
Gramalote	—	7,903	—	87,532	95,435	—	—	—	—	95,435	—
Kiaka	76,807	4,120	—	—	80,927	—	—	—	—	80,927	76,807
Menankoto	25,450	3,541	—	—	28,991	—	—	—	—	28,991	25,450
Ondundu	9,778	923	—	—	10,701	—	—	—	—	10,701	9,778
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland	6,697	2,337	—	—	9,034	—	—	—	—	9,034	6,697
Bantako Nord	1,689	4,502	—	—	6,191	—	—	—	—	6,191	1,689
Uzbekistan	2,164	1,967	—	—	4,131	—	—	—	—	4,131	2,164
Other	12,157	5,884	(11,353)	—	6,688	—	—	—	—	6,688	12,157
	144,972	31,177	(11,353)	87,532	252,328	—	—	—	—	252,328	144,972

Corporate
Office, furniture & equipment	4,971	23,423	—	—	28,394	(2,811)	(1,423)	—	(4,234)	24,160	2,160

	2,926,890	363,688	(39,269)	289,080	3,540,389	(880,159)	(299,972)	26,762	(1,153,369)	2,387,020	2,046,731

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	77,265	13,124	—	(90,389)	—	—	—	—	—	—	77,265
Calibre	53,471	22,764	—	—	76,235	—	—	—	—	76,235	53,471
	130,736	35,888	—	(90,389)	76,235	—	—	—	—	76,235	130,736

	3,057,626	399,576	(39,269)	198,691	3,616,624	(880,159)	(299,972)	26,762	(1,153,369)	2,463,255	2,177,467